SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Gatos Silver, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

368036109

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 368036109	Page 2 of 16 Pages

(1)	NAMES OF REPORTING PERSONS Electrum Silver US LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 19,993,086*
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 19,993,086*

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,993,086*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.8%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(*)	See Item 4 of this Schedule 13G.
(**)

All percentages calculated in this Schedule 13G are based upon an aggregate of 59,183,076 shares of Common Stock outstanding as of December 9, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on December 9, 2020.

CUSIP NO. 368036109	Page 3 of 16 Pages

(1)	NAMES OF REPORTING PERSONS Electrum Strategic Management LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 24,584,713*
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 24,584,713*

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,584,713*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.5%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(*)

See Item 4 of this Schedule 13G. Consists of (i) 19,993,086 shares of the Issuer’s common stock held by Electrum Silver US LLC and (ii) 4,591,627 shares of the Issuer’s common stock held by Electrum Silver US II LLC.

(**)

All percentages calculated in this Schedule 13G are based upon an aggregate of 59,183,076 shares of Common Stock outstanding as of December 9, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on December 9, 2020.

CUSIP NO. 368036109	Page 4 of 16 Pages

(1)	NAMES OF REPORTING PERSONS Electrum Global Holdings L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 24,584,713*
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 24,584,713*

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,584,713*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.5%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, FI

(*)

See Item 4 of this Schedule 13G. Consists of (i) 19,993,086 shares of the Issuer’s common stock held by Electrum Silver US LLC and (ii) 4,591,627 shares of the Issuer’s common stock held by Electrum Silver US II LLC.

(**)

All percentages calculated in this Schedule 13G are based upon an aggregate of 59,183,076 shares of Common Stock outstanding as of December 9, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on December 9, 2020.

CUSIP NO. 368036109	Page 5 of 16 Pages

(1)	NAMES OF REPORTING PERSONS TEG Global GP Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 24,584,713*
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 24,584,713*

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,584,713*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.5%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, FI

(*)

See Item 4 of this Schedule 13G. Consists of (i) 19,993,086 shares of the Issuer’s common stock held by Electrum Silver US LLC and (ii) 4,591,627 shares of the Issuer’s common stock held by Electrum Silver US II LLC.

(**)

All percentages calculated in this Schedule 13G are based upon an aggregate of 59,183,076 shares of Common Stock outstanding as of December 9, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on December 9, 2020.

CUSIP NO. 368036109	Page 6 of 16 Pages

(1)	NAMES OF REPORTING PERSONS The Electrum Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 24,584,713*
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 24,584,713*

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,584,713*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.5%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(*)

See Item 4 of this Schedule 13G. Consists of (i) 19,993,086 shares of the Issuer’s common stock held by Electrum Silver US LLC and (ii) 4,591,627 shares of the Issuer’s common stock held by Electrum Silver US II LLC.

(**)

All percentages calculated in this Schedule 13G are based upon an aggregate of 59,183,076 shares of Common Stock outstanding as of December 9, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on December 9, 2020.

CUSIP NO. 368036109	Page 7 of 16 Pages

(1)	NAMES OF REPORTING PERSONS Electrum Silver US II LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 4,591,627*
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 4,591,627*

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,591,627*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(*)	See Item 4 of this Schedule 13G.
(**)

All percentages calculated in this Schedule 13G are based upon an aggregate of 59,183,076 shares of Common Stock outstanding as of December 9, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on December 9, 2020.

CUSIP NO. 368036109	Page 8 of 16 Pages

(1)	NAMES OF REPORTING PERSONS Electrum Strategic Opportunities Fund II L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 4,591,627*
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 4,591,627*

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,591,627*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, FI

(*)	See Item 4 of this Schedule 13G.
(**)

All percentages calculated in this Schedule 13G are based upon an aggregate of 59,183,076 shares of Common Stock outstanding as of December 9, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on December 9, 2020.

CUSIP NO. 368036109	Page 9 of 16 Pages

(1)	NAMES OF REPORTING PERSONS Electrum Strategic Opportunities Fund II GP L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,591,627*
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,591,627*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,591,627*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, FI

(*)	See Item 4 of this Schedule 13G.
(**)

All percentages calculated in this Schedule 13G are based upon an aggregate of 59,183,076 shares of Common Stock outstanding as of December 9, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on December 9, 2020.

CUSIP NO. 368036109	Page 10 of 16 Pages

(1)	NAMES OF REPORTING PERSONS ESOF II GP Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 4,591,627*
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 4,591,627*

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,591,627*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(*)	See Item 4 of this Schedule 13G.
(**)

All percentages calculated in this Schedule 13G are based upon an aggregate of 59,183,076 shares of Common Stock outstanding as of December 9, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on December 9, 2020.

CUSIP NO. 368036109	Page 11 of 16 Pages

Item 1(a).	Name of Issuer:

Gatos Silver, Inc. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

8400 E. Crescent Parkway

Suite 600

Greenwood Village, Colorado 80111

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act (collectively, the “Reporting Persons”):

(i)	Electrum Silver US LLC (“ESUS”);

(ii)	Electrum Strategic Management LLC (“ESM”);

(iii)	Electrum Global Holdings L.P. (“Global Holdco”);

(iv)	TEG Global GP Ltd. (“TEG Global”);

(v)	The Electrum Group LLC (“TEG”);

(vi)	Electrum Silver US II LLC (“ESUS II”);

(vii)	Electrum Strategic Opportunities Fund II L.P. (“ESOF II”);

(viii)	Electrum Strategic Opportunities Fund II GP L.P. (“ESOF II GP L.P.”); and

(ix)	ESOF II GP Ltd. (“ESOF II GP”)

The Reporting Persons have entered into a Joint Filing Agreement, dated February 4, 2021, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 535 Madison Avenue, 12th Floor, New York, New York 10022.

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

368036109

CUSIP NO. 368036109	Page 12 of 16 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

ESUS directly owns 19,993,086 shares of Common Stock. ESM is the manager of ESUS. ESM is wholly owned by Global Holdco, and TEG Global is the general partner of Global Holdco. TEG acts as an investment advisor to Global Holdco. As a result, ESM, Global Holdco, TEG Global and TEG may be deemed to beneficially own shares of the Common Stock held by ESUS.

ESUS II directly owns 4,591,627 shares of Common Stock. ESOF II owns 99% of ESUS II, and ESM is the manager of ESUS II. ESM is wholly owned by Global Holdco, and TEG Global is the general partner of Global Holdco. The general partner of ESOF II is ESOF II GP L.P., and the general partner of ESOF II GP L.P. is ESOF II GP. ESOF II GP is wholly owned by Global Holdco. TEG acts as an investment advisor to ESOF II. As a result, ESOF II, ESM, Global Holdco, TEG Global, ESOF II GP L.P., TEG and ESOF II GP may be deemed to beneficially own shares of the Common Stock held by ESUS II.

Each of the Reporting Persons disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest therein, if any. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

CUSIP NO. 368036109	Page 13 of 16 Pages

(b)	Percent of Class:

See responses to Item 11 on each cover page. All percentages calculated in this Schedule 13G are based upon an aggregate of 59,183,076 shares of Common Stock outstanding as of December 9, 2020, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on December 9, 2020.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP NO. 368036109	Page 14 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2021	Electrum Silver US LLC

By: Electrum Strategic Management LLC, its Manager

	By:	/s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Managing Director

Date: February 4, 2021	Electrum Strategic Management LLC

	By:	/s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Managing Director

Date: February 4, 2021	Electrum Global Holdings L.P.

By: TEG Global GP Ltd., its general partner

	By:	/s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Director

Date: February 4, 2021	TEG Global GP Ltd.

	By:	/s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Director

Date: February 4, 2021	The Electrum Group LLC

	By:	/s/ Michael H. Williams
Name: Michael H. Williams
Title: Senior Managing Director

Date: February 4, 2021	Electrum Silver US II LLC

By: Electrum Strategic Management LLC, its Manager

	By:	/s/ Andrew M. Shapiro
Name: Andrew M. Shapiro
Title: Managing Director

CUSIP NO. 368036109	Page 15 of 16 Pages

Date: February 4, 2021	Electrum Strategic Opportunities Fund II L.P.

By: Electrum Strategic Opportunities Fund II GP L.P., its general partner

By: ESOF II GP Ltd., its general partner

	By:	/s/ Michael H. Williams
		Name:	Michael H. Williams
		Title:	Director

Date: February 4, 2021	Electrum Strategic Opportunities Fund II GP L.P.

By: ESOF II GP Ltd., its general partner

	By:	/s/ Michael H. Williams
		Name:	Michael H. Williams
		Title:	Director

Date: February 4, 2021	ESOF II GP Ltd.

	By:	/s/ Michael H. Williams
		Name:	Michael H. Williams
		Title:	Director

CUSIP NO. 368036109	Page 16 of 16 Pages

EXHIBIT INDEX

99.1.	Joint Filing Agreement dated as of February 4, 2021 by and among each of the Reporting Persons